Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Beneficial Mutual Bancorp, Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statement Nos. 333-152116 and 333-144749  on Form S-8 of Beneficial Mutual Bancorp, Inc. and Subsidiaries (the Company) of our reports dated February 27, 2013, with respect to the consolidated statement of financial condition of the Company as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Philadelphia, PA
February 27, 2013